Tel Aviv, December 27, 2012
Our ref: 8268/1254

VIA EDGAR

Lisa Kohl

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Alon Holdings Blue Square - Israel Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed April 30, 2012

File No. 1-14426

Dear Ms. Kohl,

As a follow up to our conversation, this will confirm that it is the intention of Alon Holdings Blue Square - Israel Ltd. to file its response to the comments raised by the Staff, by January 15, 2013.

Very truly yours,

/s/ Perry Wildes Perry Wildes, Adv.

cc:    Dror Moran, Vice President and Chief Financial Officer